COMMENTS RECEIVED ON FEBRUARY 14, 2013

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

1. Fidelity 130/30 Large Cap Fund, Fidelity Advisor Equity Growth Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Strategic Growth Fund, Fidelity Advisor Value Fund, Fidelity Growth Company Fund, and Fidelity Value Fund (Form N-CSR Filings)

C: The Staff noted that the funds above have a significant investment in a single sector. The Staff requests an explanation of why sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the related prospectuses.

R: Sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the fund's prospectuses because the funds do not have principal investment strategies or principal investment risks associated with investments in a specific sector. While the funds do not invest >25% of their total assets in a single industry as a matter of fundamental policy, their sector exposure can and does fluctuate. Similarly, the funds' benchmark indices are not sector-specific and their sector exposure fluctuates. Advisor Equity Growth's, Advisor Growth Opportunities', Advisor Strategic Growth's, and Growth Company's recent exposure to the information technology sector, Advisor Value's and Value's recent exposure to the financials sector, and 130/30 Large Cap's recent net exposure to the financials sector are consistent with the relative recent weighting of those sectors in their respective benchmark indices. The indices' sector breakdowns as of January 31, 2013 were as follows:

Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Strategic Growth Fund:		Fidelity Advisor Equity Growth Fund, Fidelity Growth Company Fund:
Russell 1000 Growth Index	31-Jan-13	Russell 3000 Growth Index	31-Jan-13
Consumer Discretionary	16.82	Consumer Discretionary	16.75
Consumer Staples	12.56	Consumer Staples	11.94
Energy	4.26	Energy	4.37
Financials	4.86	Financials	5.09
Health Care	12.29	Health Care	12.92
Industrials	12.96	Industrials	13.35
Information Technology	29.86	Information Technology	29.20
Materials	3.98	Materials	4.07
Telecommunication Services	2.21	Telecommunication Services	2.10
Utilities	0.21	Utilities	0.22
	100.00		100.00
Fidelity 130/30 Large Cap Fund:		Fidelity Advisor Value Fund, Fidelity Value Fund:
S&P 500 Index	31-Jan-13	Russell Midcap Value Index	31-Jan-13
Consumer Discretionary	11.45	Consumer Discretionary	9.49
Consumer Staples	10.68	Consumer Staples	4.68
Energy	11.26	Energy	9.42
Financials	15.83	Financials	30.03
Health Care	12.27	Health Care	7.30
Industrials	10.18	Industrials	11.50
Information Technology	18.38	Information Technology	10.17
Materials	3.57	Materials	6.09
Telecommunication Services	2.98	Telecommunication Services	1.36
Utilities	3.42	Utilities	9.97
	100.00		100.00

2. Tandy Representations (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.